UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CALYPTE BIOMEDICAL CORPORATION

(Name of Issuer)

COMMON STOCK, $0.03 PAR VALUE PER SHARE

(Title of Class of Securities)

131722100

(CUSIP Number)

Paul Blumenstein, Esq.
White & Lee LLP
541 Jefferson Avenue, Suite 100
Redwood City, CA 94063
(650) 298-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131722100	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: David Khidasheli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,000,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 59,000,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7 % of outstanding shares of common stock, $0.03 par value per share, as of August 3, 2009

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 131722100	SCHEDULE 13D	Page 3 of 5 Pages

This statement constitutes Amendment No. 1 to the Statement on Schedule 13D filed by David Khidasheli on October 31, 2007 with respect to his acquisition of beneficial ownership of Common Stock of Calypte Biomedical Corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration

On March 28, 2007, Mr. Khidasheli purchased 30,000,000 shares of the Common Stock with $1,560,000 from his private funds. In connection with Mr. Khidasheli’s purchase of the Common Stock, the Company granted Mr. Khidasheli a warrant to purchase 30,000,000 shares of the Common Stock at an exercise price of $0.08 per share, exercisable immediately and set to expire on June 28, 2008 (the “Series A Warrant”), and a warrant to purchase 15,000,000 shares of the Common Stock at an exercise price of $0.11 per share, exercisable immediately and set to expire on September 28, 2008 (the “Series B Warrant”).

On June 11, 2008, the Company entered into an agreement with Mr. Khidasheli to modify the Series A Warrant and the Series B Warrant by reducing the exercise price of the Series A Warrant to $0.05 per share and extending the expiration dates by one year to June 28, 2009 in the case of the Series A Warrant and September 28, 2009 in the case of the Series B Warrant.  In consideration of this modification, Mr. Khidasheli exercised a portion of the repriced Series A Warrant for 4,000,000 shares of Common Stock. On May 15, 2009, the Company entered into an additional agreement with Mr. Khidasheli to modify the Series A Warrant by reducing the exercise price to $0.03 per share, in consideration of which Mr. Khidasheli exercised a portion of the repriced Series A Warrant for 10,000,000 shares of Common Stock.  On June 28, 2009, the remainder of the Series A Warrant expired.

No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of the Transaction

In its Form 10-K for the year ended December 31, 2008, the Company disclosed that it is exploring strategic and financing options in conjunction with ongoing discussions with creditors to terminate, reduce or restructure its debt obligations. In that Form 10-K, the Company stated that failure to obtain additional financing and to resolve defaults on outstanding debt would likely cause the Company to seek bankruptcy protection.

Mr. Khidasheli has offered to provide equity financing in conjunction with a restructuring of the Company’s debt obligations, and the parties have explored other strategies for reducing operating expenses, including modifications to the Company’s capital structure so that the Company would be eligible to terminate the registration of its Common Stock under Section 12(g)(4) of the Act and avoid the ongoing costs of complying with the reporting requirements of the Act and the requirements of the Sarbanes-Oxley Act. Negotiations have reached an impasse, however, over the legal and financial advisory fees that the Company expects to incur in connection with the transactions; a majority of the Company’s directors have favored the engagement of legal counsel and investment advisors from large international firms whose fee structures are at the high end of the market, whereas Mr. Khidasheli believes that, in light of the Company’s requirements and its financial resources, the engagement of high-cost firms would involve greater-than-necessary expenses and would not be in the best interests of the Company or its stockholders.

On June 28, 2009, Mr. Khidasheli delivered a letter to directors John J. DiPietro, Paul Freiman and Julius R. Krevans, M.D. requesting their resignations from the Board. In the letter, Mr. Khidasheli stated that, absent such resignation, he would take steps to call a special meeting of stockholders in order to remove those directors from the Board and elect new directors to replace them. Subsequently, to demonstrate that he had the support of the holders of a majority of the Company’s outstanding shares, Mr. Khidasheli obtained proxies (the “Proxies”) from stockholders Marr Technologies BV, Mohamed Yousif Ahmed Saleh Sulaiman,  Mohamed Ahmed, Ahmed Abdalla Deemas Alsuwaidi, Almyn Limited and Tinja Limited (the “Principal Stockholders”) authorizing Mr. Khidasheli to vote their shares in favor of the removal of Mr. DiPietro, Mr. Freiman and Dr. Krevans and the election of Tareq Al-Yousefi and Shuhrat Saidmuradov to the Board. Mr. Khidasheli has not received formal confirmation that the directors intend to resign in light of the Proxies but is hopeful that the matter will be resolved shortly.

CUSIP No. 131722100	SCHEDULE 13D	Page 4 of 5 Pages

Except as set forth in this Item 4, as of the date hereof, Mr. Khidasheli does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Khidasheli reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Khidasheli is the beneficial owner of 59,000,000 shares of the Common Stock of the Company, representing 12.7% of the outstanding shares as of August 3, 2009.

In addition, pursuant to the Proxies, the Principal Stockholders have given Mr. Khidasheli the right to vote their shares in favor of the removal of Mr. DiPietro, Mr. Freiman and Dr. Krevans and the election of Messrs. Al-Yousefi and Saidmuradov. The shares held by the Principal Stockholders that are currently covered by the Proxies (the “Proxy Shares”) are as follows:

Holder	Shares
Marr Technologies BV	73,830,776
Ahmed Abdalla Deemas Alsuwaidi	33,920,000
Mohamed Ahmed	32,375,000
Mohamed Yousif Ahmed Saleh Sulaiman	31,375,000
Almyn Limited	20,000,000
Tinja Limited	14,000,000

Mr. Khidasheli does not share voting or investment control with respect to the Proxy Shares except for the limited purposes set forth in the Proxies; accordingly, he disclaims beneficial ownership of the Proxy Shares.

CUSIP No. 131722100	SCHEDULE 13D	Page 5 of 5 Pages

(b)	Mr. Khidasheli has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 59,000,000 shares of the Common Stock.

(c)	Mr. Khidasheli has not effected any transactions with respect to the Common Stock of the Company during the past 60 days.

(d)
To the knowledge of Mr. Khidasheli, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Proxies, Mr. Khidasheli has the right to vote the Proxy Shares in favor of the removal of certain directors and the election of certain individuals as directors of the Company (see Items 4 and 5(a)). Other than the Proxies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Khidasheli and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit A                      Form of Proxy

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

August 6, 2009
(Date)

/s/ David Khidasheli
DAVID KHIDASHELI

EXHIBIT A

PROXY

The undersigned stockholder of Calypte Biomedical Corporation, a Delaware corporation (the “Company”), hereby appoints and constitutes David Khidasheli (the “Proxy Agent”) the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to (i) the shares of capital stock of the Company owned by the undersigned as of June 30, 2009, which shares are specified beneath the undersigned’s signature below, and (ii) any and all other shares of capital stock of the Company which the undersigned may acquire after that date.  (The shares of the capital stock of the Company referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the “Shares.”)  Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked.

The Proxy Agent named above will be empowered, and may exercise this proxy, to vote the Shares at any meeting of the stockholders of the Company, however called, and at any adjournment thereof, or in any action by written consent of stockholders of the Company, in favor of (i) the removal of John J. DiPietro, Paul Freiman and Julius R. Krevans, M.D. as directors of the Company (the “Removed Directors”) and (ii) the election of Tareq Al-Yousefi and Shuhrat Saidmuradov as directors of the Company.

Any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).

Dated:  _______________, 2009

________________________________________

Shares (as of June 30, 2009):
Percent Ownership: